UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

AMBIT BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X 100

(CUSIP Number of Class of Securities)

Michael A. Martino

President and Chief Executive Officer

Ambit Biosciences Corporation

11080 Roselle St.

San Diego, California 92121

(858) 334-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendments No. 1 and No. 2 to the Schedule 14D-9 previously filed by Ambit Biosciences Corporation, a Delaware corporation (“Ambit”), with the Securities and Exchange Commission on October 10, 2014, October 14, 2014 and October 29, 2014, respectively, relating to the offer by Daiichi Sankyo Company, Limited, a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan (“Parent”) and Charge Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Ambit’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of (i) $15.00 per Share in cash, without interest, plus (ii) one non-transferable contingent value right for each Share, which represents the contractual right to receive up to $4.50 per Share upon the achievement of certain commercialization related milestones as set forth in a Contingent Value Rights Agreement, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated October 10, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Legal Proceedings” on pages 45-46 of the Schedule 14D-9 and replacing it with the following paragraph:

“On October 8, 2014, a putative class-action lawsuit challenging the Merger, captioned Hammer Family Trust v. Ambit Biosciences Corporation, Case No. 10213-VCL, was filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of our Board of Directors, (ii) the Company, and (iii) Parent and Purchaser. The complaint generally alleges that our directors breached their fiduciary duties in connection with the proposed acquisition of Ambit by Parent and Purchaser, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. The complaint also generally asserts that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Ambit to Parent and Purchaser at an unfair price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Merger Agreement that are alleged to favor Parent and Purchaser and deter alternative bids. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. On November 3, 2014, defendants moved to dismiss the complaint. The parties will brief those motions pursuant to a schedule to be set by the parties and the Court. We believe that this litigation is without merit.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The initial offering period for the Offer expired at 5:00 p.m. Eastern Time on November 10, 2014. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Ambit and Parent that as of the expiration of the initial offering period, 15,674,238 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 85% of the outstanding Shares. As a result, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and has paid for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, Ambit, Parent and Purchaser effected a merger under Section 251(h) of the DGCL, pursuant to which Purchaser was merged with and into Ambit, with Ambit continuing as the surviving corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held by Ambit, Parent or their wholly owned subsidiaries, and other than Dissenting Shares) were converted into the right to receive the Merger Consideration.

Following the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Stock Market.”

Item 9.	Exhibits.

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press Release issued by Daiichi Sankyo Company, Ltd. and Ambit Biosciences Corporation, dated November 10, 2014 (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBIT BIOSCIENCES CORPORATION

Date: November 12, 2014	By:	/s/ Michael Martino
Michael Martino
President and Chief Executive Officer